Exhibit 99.1

SAP Q4 2016 Quarterly Statement

SAP Hits Increased 2016 Guidance – Raises 2020 Targets

¾	New Cloud Bookings Soar 40% in Q4; Cloud Backlog Surges 47% to €5.4 Billion at Year-End

¾	Full Year Cloud Subscription and Support Revenue Up 31% to €2.99 Billion (IFRS) and Up 31% to €3.01 Billion (Non-IFRS at Constant Currencies)

¾	Full Year Cloud and Software Revenue Up 7% (IFRS) and Up 8% (Non-IFRS at Constant Currencies)

¾	Full Year Operating Profit Up 20% to €5.12 Billion (IFRS) and Up 4% to €6.60 Billion (Non-IFRS at Constant Currencies)

¾	Full Year EPS Up 18% to €3.03 (IFRS) and Up 3% to €3.89 (Non-IFRS)

¾	Targeting More Than 2.6x in Cloud to Reach up to €29 Billion Total Revenue in 2020

Cloud Subscriptions &		Share of	Total Revenue
Support Revenue		Predictable Revenue
in € millions		in percent	in € millions
IFRS	Non-IFRS	FY 2016	IFRS	Non-IFRS
2,993	2,995	61%	22,062	22,067
+31%	+30% (+31% cc)	+2 p.p.	+6%	+6% (+7% cc)

“SAP’s outstanding 2016 performance is the latest in our seven year run of profitable growth. We expanded our addressable market, acquired best in class assets and innovated a new generation of ERP with SAP S/4HANA. We are the leader in the business software industry with a consistent trifecta of strong software sales, fast cloud growth and operating income expansion. Our innovation agenda is accelerating in Machine Learning, the Internet of Things and Blockchain. SAP is winning big and we have enormous confidence in our accelerated 2020 ambition!”

Bill McDermott, CEO

“SAP is consistently delivering on its promise and achieved all raised guidance metrics for the full year. Furthermore, operating cash flow was strong with a 27% increase in 2016. New cloud bookings growth of 40% for the fourth quarter was exceptional. Our strong backlog paired with our robust pipeline position us for yet another year of profitable growth in 2017 and allow us to confidently raise our high level 2020 ambition.”

Luka Mucic, CFO

SAP Quarterly Statement – Preliminary Q4 and FY 2016 Results	1

Walldorf, Germany – January 24, 2017

SAP SE (NYSE: SAP) today announced its preliminary financial results for the fourth quarter and twelve months ended December 31, 2016.

Business Highlights

Financial Highlights

Full Year 2016

For the full year 2016, cloud and software revenue grew by 7% (IFRS) or 8% (non-IFRS at constant currencies), above the midpoint of the full year outlook raised in October (6.5% to 8.5% growth non-IFRS at constant currencies). Cloud subscriptions and support revenue was €2.99 billion (IFRS) or €3.01 billion (non-IFRS at constant currencies), achieving the full year outlook raised in October (€3.00 to €3.05 billion non-IFRS at constant currencies). New cloud bookings1, the key measure for SAP’s sales success in the cloud, increased 31% in the full year to €1.15 billion. Cloud subscriptions and support backlog2 increased 47%, reaching €5.4 billion at year-end. New cloud bookings and cloud backlog are SAP’s lead indicators for continued strong cloud growth.

For the full year, operating profit was €5.12 billion (IFRS) or €6.60 billion (non-IFRS at constant currencies), achieving the full year outlook raised in October (€6.5 to €6.7 billion non-IFRS at constant currencies). Earnings per share increased 18% to €3.03 (IFRS) and 3% to €3.89 (non-IFRS).

SAP’s rapidly expanding cloud business together with solid growth in support revenue continued to drive the share of more predictable revenue. The total of cloud subscriptions & support revenue and software support revenue exceeded 61% of total revenue for the full year 2016, up 2 percentage points.

For the twelve months ended December 31, operating cash flow was €4.63 billion (2015: €3.64 billion), an increase of 27% year-over-year, and free cash flow increased 21% year-over-year to €3.63 billion (2015: €3.00 billion).

Fourth Quarter 2016

For the fourth quarter, cloud and software revenue grew 7% (IFRS) year-over-year or 6% (non-IFRS at constant currencies). SAP continues to outpace its main competitor in cloud and software revenue growth. Cloud subscriptions and support revenue grew 31% year-over-year to €827 million (IFRS) or 29% (non-IFRS at constant currencies). New cloud bookings were up 40% in the fourth quarter and reached €483 million.

For the fourth quarter, operating profit was up 14% year-over-year to €1.94 billion (IFRS) or 2% (non-IFRS at constant currencies). Earnings per share increased 18% year-over-year to €1.26 (IFRS) and 9% to €1.52 (non-IFRS).

SAP S/4HANA

S/4HANA adoption doubled year over year to more than 5,400 customers. In the fourth quarter approximately 1,300 additional customers signed up of which approximately 30% are net new SAP customers. Running a live business on a massively simplified architecture is becoming a commercial imperative for more and more customers in the new digital economy. Nike and Ameco Beijing selected S/4HANA in the fourth quarter.

SAP Cloud Platform

The SAP Cloud Platform allows customers to extend functionalities, build new fast-paced applications with rapid development tools, and integrate across applications and deployment models. The SAP Cloud Platform is instrumental in the Internet of Things (IoT) revolution by connecting a rapidly growing number of intelligent devices and machines with people and processes to achieve superior business outcomes. Burger King Brazil selected SAP Cloud Platform to analyze sales in real time to improve marketing strategies, manage store performance, and improve the customer experience through the Internet of Things, Gamification, and mobility.

1 New cloud bookings consist of order entry of a given period that is expected to be classified as cloud subscriptions and support revenue and results from purchases by new customers and from incremental purchases by existing customers. Consequently, orders to renew existing contracts are not included. The order amount must be committed. Consequently, due to their pay-per-use nature, business network transaction fees which do not include a committed minimum consumption are not reflected in the bookings metric (e.g. SAP Ariba and SAP Fieldglass transaction-based fees). Amounts included in the measures are generally annualized.

2 Cloud subscription and support backlog represents expected future cloud subscriptions & support revenue that is contracted but not yet invoiced and thus not recorded in deferred revenue.

SAP Quarterly Statement – Preliminary Q4 and FY 2016 Results	2

Human Capital Management

SAP continues to gain traction with its cloud-based Human Capital Management solutions. SAP delivers total workforce management solutions globally across permanent and contingent labor. SAP is infusing intelligent services like automated matching of resumes to open positions and machine learning to root out bias in the workplace while promoting diversity and inclusion. Forrester recently named SAP SuccessFactors as a long-time worldwide leader for Learning and Performance Management. The customer count for SAP SuccessFactors Employee Central, which is the core of our Human Capital Management offerings, exceeded 1,580 at the end of the fourth quarter. Companies like Mercedes-AMG and Valentino purchased SAP’s workforce management solutions in the fourth quarter.

Customer Engagement and Commerce

SAP seamlessly combines customer engagement and commerce (CEC) for an increasingly omni-channel world. Our hybris solution serves both B2C and B2B across a wide range of industries, including retail, telco, financial services, public sector, and manufacturing. SAP is unique because it also enables businesses to connect the front and back office in real-time and fulfill ecommerce in one end-to-end value chain. CEC saw strong double-digit year-over-year new cloud bookings and cloud subscriptions and support revenue growth in the fourth quarter. Brooks Brothers selected SAP’s customer engagement and commerce solutions in the fourth quarter.

Business Networks

SAP is helping customers of all sizes embrace an increasingly interdependent world. Each of SAP’s business network solutions connects a large ecosystem of customers, suppliers and partners. These network solutions are highly synergistic to SAP’s other offerings. Cloud subscriptions and support revenue in the SAP Business Network segment was up 19% at constant currencies in the full year 2016.

Over the past 12 months, approximately 2.5 million connected companies trade over $885 billion of commerce on the SAP Ariba network, growing its commerce volume close to 20% year-over-year. More than 45 million end users process travel and expenses effortlessly with Concur and customers managed over 3.1 million flexible workers in approximately 135 countries with SAP Fieldglass.

Regional Revenue Performance in the Fourth Quarter 2016

The Company had a strong performance in the EMEA region, with an increase in cloud and software revenue of 9% (IFRS) and 10% (non-IFRS at constant currencies). Cloud subscriptions and support revenue grew 35% (IFRS) and 37% (non-IFRS at constant currencies). In EMEA, SAP had double-digit software licenses revenue growth in Germany and the UK.

In the Americas region, the Company grew cloud and software revenue by 5% (IFRS) and 2% (non-IFRS at constant currencies) and cloud subscriptions and support revenue by 27% (IFRS) and 24% (non-IFRS at constant currencies). In Latin America, SAP had strong double-digit growth in software licenses revenue in Mexico.

In the APJ region cloud and software revenue was up 9% (IFRS) and 5% (non-IFRS at constant currencies), with cloud subscriptions and support revenue growing by 54% (IFRS) and 48% (non-IFRS at constant currencies). In APJ, SAP had double-digit software licenses revenue growth in China, India and Japan.

SAP Quarterly Statement – Preliminary Q4 and FY 2016 Results	3

Financial Results at a Glance

Fourth Quarter 20161)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	Q4 2016	Q4 2015	Δ in %	Q4 2016	Q4 2015	Δ in %	Δ in % const. curr.
New Cloud Bookings3)	N/A	N/A	N/A	483	344	40	37
Cloud subscriptions and support	827	631	31	827	632	31	29
Software licenses and support	4,933	4,745	4	4,934	4,745	4	3
Cloud and software	5,760	5,377	7	5,761	5,378	7	6
Total revenue	6,724	6,342	6	6,724	6,343	6	5
Share of predictable revenue (in %)	53	51	2pp	53	51	2pp
Operating profit	1,936	1,700	14	2,371	2,282	4	2
Profit after tax	1,510	1,278	18	1,818	1,670	9
Basic earnings per share (€)	1.26	1.07	18	1.52	1.40	9
Number of employees (FTE)	84,183	76,986	9	N/A	N/A	N/A	N/A

Full Year 20161)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	Q1–Q4 2016	Q1–Q4 2015	Δ in %	Q1–Q4 2016	Q1–Q4 2015	Δ in %	Δ in % const. curr.
New Cloud Bookings3)	N/A	N/A	N/A	1,147	874	31	31
Cloud subscriptions and support	2,993	2,286	31	2,995	2,296	30	31
Software licenses and support	15,431	14,928	3	15,434	14,930	3	4
Cloud and software	18,424	17,214	7	18,428	17,226	7	8
Total revenue	22,062	20,793	6	22,067	20,805	6	7
Share of predictable revenue (in %)	61	60	2pp	61	60	2pp
Operating profit	5,121	4,252	20	6,629	6,348	4	4
Profit after tax	3,618	3,056	18	4,650	4,501	3
Basic earnings per share (€)	3.03	2.56	18	3.89	3.77	3
Number of employees (FTE)	84,183	76,986	9	N/A	N/A	N/A	N/A

1) All figures are unaudited.

2) For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see page 14 in this Quarterly Statement.

3) As this is an order entry metric, there is no IFRS equivalent.
Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement – Preliminary Q4 and FY 2016 Results	4

Business Outlook 2017

The Company is providing the following 2017 outlook:

–

Based on the continued strong momentum in SAP’s cloud business the Company expects full year 2017 non-IFRS cloud subscriptions and support revenue to be in a range of €3.8 billion - €4.0 billion at constant currencies (2016: €2.99 billion), in line with the previous 2017 ambition which was raised at the beginning of 2016. The upper end of this range represents a growth rate of 34% at constant currencies.

–	The Company expects full year 2017 non-IFRS cloud & software revenue to increase by 6% - 8% at constant currencies (2016: €18.43 billion).
–

The Company expects full year 2017 non-IFRS total revenue in a range of €23.2 billion to €23.6 billion at constant currencies (2016: €22.07 billion). This is above the previous 2017 ambition which was raised at the beginning of 2016.

–

The Company expects full-year 2017 non-IFRS operating profit to be in a range of €6.8 billion - €7.0 billion at constant currencies (2016: €6.63 billion). This is above the previous 2017 ambition which was raised at the beginning of 2016.

While the Company’s full-year 2017 business outlook is at constant currencies, actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as we progress through the year. The 2017 business outlook at constant currencies replaces the formerly communicated 2017 ambition which was at actual currencies.

Ambition 2020

Looking beyond 2017, SAP is also raising its 2020 ambition to reflect the Company’s consistent fast growth in the cloud, solid software momentum and operating profit expansion as well as the exchange rate development. Assuming an exchange rate environment comparable to 2016 SAP strives to reach the following in 2020:

–	€8.0 - €8.5 billion non-IFRS cloud subscriptions and support revenue (previously €7.5 - €8.0 billion)
–	€28 - €29 billion non-IFRS total revenue (previously €26 - €28 billion)
–	€8.5 - €9.0 billion non-IFRS operating profit (previously €8 - €9 billion)

SAP continues to expect the share of more predictable revenue (defined as the total of cloud subscriptions & support revenue and software support revenue) to reach 70% - 75% in 2020.

SAP will discuss the key drivers behind the long term growth aspirations at the Company’s Capital Markets Day in New York on February 9th, 2017.

SAP Quarterly Statement – Preliminary Q4 and FY 2016 Results	5

Financial and Non-Financial Key Facts

€ millions, unless otherwise stated	Q1 2015	Q2 2015	Q3 2015	Q4 2015	TY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	TY 2016
Revenues
Cloud subscriptions and support (IFRS)	503	552	599	631	2,286	677	720	769	827	2,993
Cloud subscriptions and support (non-IFRS)	509	555	600	632	2,296	678	721	769	827	2,995

% change – yoy	131	129	116	76	109	33	30	28	31	30

% change constant currency – yoy	95	92	90	60	82	33	33	29	29	31
Software licenses (IFRS)	696	979	1,014	2,146	4,835	609	1,040	1,034	2,177	4,860
Software licenses (non-IFRS)	696	979	1,015	2,146	4,836	609	1,042	1,034	2,177	4,862

% change – yoy	12	2	7	15	10	–13	6	2	1	1

% change constant currency – yoy	1	–7	4	11	4	–10	10	2	0	1
Software support (IFRS)	2,454	2,531	2,509	2,600	10,093	2,564	2,598	2,653	2,756	10,571
Software support (non-IFRS)	2,454	2,531	2,509	2,600	10,094	2,564	2,598	2,653	2,756	10,572

% change – yoy	17	17	12	11	14	5	3	6	6	5

% change constant currency – yoy	7	7	6	6	7	5	6	6	5	6
Software licenses and support (IFRS)	3,150	3,510	3,523	4,745	14,928	3,172	3,639	3,686	4,933	15,431
Software licenses and support (non-IFRS)	3,150	3,510	3,524	4,745	14,930	3,173	3,640	3,687	4,934	15,434

% change – yoy	16	13	11	13	13	1	4	5	4	3

% change constant currency – yoy	5	3	6	9	6	2	7	5	3	4
Cloud and software (IFRS)	3,653	4,062	4,122	5,377	17,214	3,850	4,359	4,455	5,760	18,424
Cloud and software (non-IFRS)	3,659	4,065	4,124	5,378	17,226	3,851	4,361	4,456	5,761	18,428

% change – yoy	24	21	19	18	20	5	7	8	7	7

% change constant currency – yoy	12	9	12	13	12	6	11	9	6	8
Total revenue (IFRS)	4,497	4,970	4,985	6,342	20,793	4,727	5,237	5,375	6,724	22,062
Total revenue (non-IFRS)	4,502	4,972	4,987	6,343	20,805	4,728	5,239	5,375	6,724	22,067

% change – yoy	22	20	17	16	18	5	5	8	6	6

% change constant currency – yoy	10	8	10	11	10	6	9	8	5	7
Share of predictable revenue (IFRS, in %)	66	62	62	51	60	69	63	64	53	61
Share of predictable revenue (non-IFRS, in %)	66	62	62	51	60	69	63	64	53	61

Profits
Operating profit (IFRS)	638	701	1,214	1,700	4,252	813	1,269	1,103	1,936	5,121
Operating profit (non-IFRS)	1,056	1,394	1,616	2,282	6,348	1,104	1,516	1,638	2,371	6,629

% change	15	13	19	7	13	5	9	1	4	4

% change constant currency	–2	1	15	3	5	4	11	1	2	4
Profit after tax (IFRS)	413	469	895	1,278	3,056	570	813	725	1,510	3,618
Profit after tax (non-IFRS)	697	960	1,173	1,670	4,501	763	979	1,089	1,818	4,650
% change	5	2	16	6	8	9	2	–7	9	3

Margins
Cloud subscriptions and support gross margin (IFRS, in %)	55.3	56.5	57.9	51.8	55.3	57.5	57.0	56.7	55.2	56.5
Cloud subscriptions and support gross margin (non-IFRS, in %)	65.1	65.7	68.8	63.0	65.6	66.3	65.2	64.9	63.1	64.8
Software and support gross margin (IFRS, in %)	82.8	84.0	85.0	86.1	84.7	84.2	86.1	85.4	87.1	85.9
Software and support gross margin (non-IFRS, in %)	85.1	86.1	86.7	87.7	86.6	85.9	87.4	87.4	88.5	87.4
Cloud and software gross margin (IFRS, in %)	79.0	80.3	81.1	82.1	80.8	79.5	81.3	80.5	82.5	81.1
Cloud and software gross margin (non-IFRS, in %)	82.3	83.3	84.1	84.8	83.8	82.4	83.7	83.5	84.8	83.7
Gross margin (IFRS, in %)	66.8	69.0	70.7	72.4	70.0	67.0	70.4	69.4	73.0	70.2
Gross margin (non-IFRS, in %)	70.6	72.4	73.6	75.6	73.3	69.7	72.7	72.7	75.6	72.9
Operating margin (IFRS, in %)	14.2	14.1	24.3	26.8	20.5	17.2	24.2	20.5	28.8	23.2
Operating margin (non-IFRS, in %)	23.5	28.0	32.4	36.0	30.5	23.4	28.9	30.5	35.3	30.0

SAP Quarterly Statement – Preliminary Q4 and FY 2016 Results	6

€ millions, unless otherwise stated	Q1 2015	Q2 2015	Q3 2015	Q4 2015	TY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	TY 2016
AT&S Segment1) – Cloud subscriptions and support gross margin (in %)	50	51	56	51	52	54	52	51	49	52
AT&S Segment1) – Gross margin (in %)	71	73	74	77	74	70	73	74	77	74
AT&S Segment1) – Segment margin (in %)	34	39	43	46	41	34	40	40	45	40
SAP BN Segment2) – Cloud subscriptions and support gross margin (in %)	75	75	77	72	75	75	76	77	75	76
SAP BN Segment2) – Gross margin (in %)	68	68	71	65	68	67	68	68	66	67
SAP BN Segment2) – Segment margin (in %)	18	16	24	20	19	16	18	20	16	18

Key Profit Ratios
Effective tax rate (IFRS, in %)	13.6	26.4	27.1	22.4	23.4	23.3	28.9	28.4	22.5	25.4
Effective tax rate (non-IFRS, in %)	22.3	27.8	28.0	25.1	26.1	26.2	29.6	29.7	23.7	26.9

Earnings per share, basic (IFRS, in €)	0.35	0.39	0.75	1.07	2.56	0.48	0.68	0.61	1.26	3.03
Earnings per share, basic (non-IFRS, in €)	0.58	0.80	0.98	1.40	3.77	0.64	0.82	0.91	1.52	3.89

Order Entry
New Cloud Bookings	117	199	213	344	874	145	255	265	483	1,147
Deferred cloud subscriptions and support revenue (IFRS, quarter end)	793	789	782	957	957	953	1,003	1,081	1,271	1,271
Orders – Number of on-premise software deals (in transactions)	12,037	13,504	14,027	17,871	57,439	12,884	14,468	13,048	16,891	57,291
Share of orders greater than € 5 million based on total software order entry volume (in %)	23	24	24	31	27	17	29	26	34	29
Share of orders smaller than € 1 million based on total software order entry volume (in %)	49	41	44	34	40	48	38	40	35	38

Liquidity and Cash Flow
Net cash flows from operating activities	2,366	410	466	397	3,638	2,482	439	707	1,000	4,628
Purchase of intangible assets and property, plant, and equipment (without acquisitions)	–139	–137	–148	–212	–636	–168	–237	–261	–335	–1,001
Free cash flow	2,227	273	317	184	3,001	2,313	202	446	665	3,627

% of total revenue (IFRS)	50	5	6	3	14	49	4	8	10	16

% of profit after tax (IFRS)	539	58	35	14	98	406	25	61	44	100
Group liquidity, gross	5,333	4,180	4,608	3,559	3,559	5,853	4,347	4,388	4,673	4,673
Group debt	–10,524	–10,432	–10,428	–9,174	–9,174	–9,080	–8,593	–8,134	–7,825	–7,825
Group liquidity, net	–5,191	–6,251	–5,820	–5,615	–5,615	–3,227	–4,245	–3,746	–3,152	–3,152
Days’ sales outstanding (DSO, in days)3)	67	68	69	71	71	72	73	74	74	74

Financial Position
Cash and cash equivalents	4,635	3,923	3,844	3,411	3,411	5,743	4,206	4,112	3,702	3,702
Goodwill	22,896	22,300	22,222	22,689	22,689	21,922	22,354	22,276	23,311	23,311
Total assets	43,753	41,088	40,649	41,390	41,390	42,884	41,788	41,601	44,354	44,354
Equity	22,117	20,801	21,540	23,295	23,295	22,920	22,963	23,764	26,382	26,382
Equity ratio (total equity in % of total assets)	51	51	53	56	56	53	55	57	59	59

Non-Financials
Headcount (quarter end)4)	74,551	74,497	75,643	76,986	76,986	78,230	79,962	82,426	84,183	84,183
Employee retention (in %, rolling 12 months)	93.3	92.6	91.9	91.8	91.8	92.0	92.6	93.4	93.7	93.7
Women in management (in %, quarter end)	22.3	22.9	23.2	23.6	23.6	23.6	24.1	24.3	24.5	24.5
Greenhouse gas emissions (in kilotons)	145	125	110	75	455	120	95	85	80	380

1) Applications, Technology & Services Segment

2) SAP Business Network Segment

3) Days’ sales outstanding measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.

4) In full-time equivalents

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement – Preliminary Q4 and FY 2016 Results	7

Consolidated Income Statements of SAP Group (IFRS) – Quarter

€ millions, unless otherwise stated	Q4 2016	Q4 2015	Δ in %

Cloud subscriptions and support	827	631	31

Software licenses	2,177	2,146	1

Software support	2,756	2,600	6

Software licenses and support	4,933	4,745	4

Cloud and software	5,760	5,377	7

Services	963	965	0

Total revenue	6,724	6,342	6

Cost of cloud subscriptions and support	–371	–304	22

Cost of software licenses and support	–637	–660	–3

Cost of cloud and software	–1,008	–964	5

Cost of services	–806	–787	2

Total cost of revenue	–1,814	–1,751	4

Gross profit	4,909	4,591	7

Research and development	–857	–796	8

Sales and marketing	–1,833	–1,755	4

General and administration	–277	–281	–1

Restructuring	–7	–59	–88

Other operating income/expense, net	1	1	>100

Total operating expenses	–4,787	–4,642	3

Operating profit	1,936	1,700	14

Other non-operating income/expense, net	–54	–28	91

Finance income	125	52	>100

Finance costs	–59	–76	–23

Financial income, net	67	–24	<-100

Profit before tax	1,949	1,647	18

Income tax expense	–438	–369	19

Profit after tax	1,510	1,278	18

Attributable to owners of parent	1,513	1,281	18

Attributable to non-controlling interests	–2	–3	–18

Earnings per share, basic (in €)1)	1.26	1.07	18

Earnings per share, diluted (in €)1)	1.26	1.07	18

1) For the three months ended December 31, 2016 and 2015, the weighted average number of shares was 1,199 million (diluted 1,199 million) and 1,198 million (diluted: 1,199 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement – Preliminary Q4 and FY 2016 Results	8

Consolidated Income Statements of SAP Group (IFRS) – Full Year

€ millions, unless otherwise stated	Q1–Q4 2016	Q1–Q4 2015	Δ in %

Cloud subscriptions and support	2,993	2,286	31

Software licenses	4,860	4,835	1

Software support	10,571	10,093	5

Software licenses and support	15,431	14,928	3

Cloud and software	18,424	17,214	7

Services	3,638	3,579	2

Total revenue	22,062	20,793	6

Cost of cloud subscriptions and support	–1,301	–1,022	27

Cost of software licenses and support	–2,181	–2,291	–5

Cost of cloud and software	–3,482	–3,313	5

Cost of services	–3,088	–2,932	5

Total cost of revenue	–6,570	–6,245	5

Gross profit	15,492	14,548	6

Research and development	–3,041	–2,845	7

Sales and marketing	–6,294	–5,782	9

General and administration	–1,005	–1,048	–4

Restructuring	–28	–621	–96

Other operating income/expense, net	–4	1	<-100

Total operating expenses	–16,942	–16,541	2

Operating profit	5,121	4,252	20

Other non-operating income/expense, net	–234	–256	–9

Finance income	230	241	–4

Finance costs	–268	–246	9

Financial income, net	–38	–5	>100

Profit before tax	4,849	3,991	21

Income tax expense	–1,230	–935	32

Profit after tax	3,618	3,056	18

Attributable to owners of parent	3,631	3,064	18

Attributable to non-controlling interests	–13	–8	56

Earnings per share, basic (in €)1)	3.03	2.56	18

Earnings per share, diluted (in €)1)	3.03	2.56	18

1) For the twelve months ended December 31, 2016 and 2015, the weighted average number of shares was 1,198 million (diluted 1,199 million) and 1,197 million (diluted: 1,198 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement – Preliminary Q4 and FY 2016 Results	9

Consolidated Statements of Financial Position of SAP Group (IFRS)

as at December 31
€ millions	2016	2015
Cash and cash equivalents	3,702	3,411
Other financial assets	1,124	351
Trade and other receivables	5,975	5,274
Other non-financial assets	587	468
Tax assets	238	235
Total current assets	11,626	9,739
Goodwill	23,311	22,689
Intangible assets	3,786	4,280
Property, plant, and equipment	2,580	2,192
Other financial assets	1,358	1,336
Trade and other receivables	125	87
Other non-financial assets	528	332
Tax assets	448	282
Deferred tax assets	591	453
Total non-current assets	32,728	31,651
Total assets	44,354	41,390

€ millions	2016	2015
Trade and other payables	1,290	1,088
Tax liabilities	318	230
Financial liabilities	1,813	841
Other non-financial liabilities	3,698	3,407
Provisions	183	299
Deferred income	2,433	2,001
Total current liabilities	9,734	7,867
Trade and other payables	127	81
Tax liabilities	376	402
Financial liabilities	6,481	8,681
Other non-financial liabilities	470	331
Provisions	217	180
Deferred tax liabilities	424	448
Deferred income	143	106
Total non-current liabilities	8,238	10,228
Total liabilities	17,972	18,095
Issued capital	1,229	1,229
Share premium	599	558
Retained earnings	22,287	20,044
Other components of equity	3,346	2,561
Treasury shares	–1,099	–1,124
Equity attributable to owners of parent	26,361	23,267

Non-controlling interests	21	28
Total equity	26,382	23,295
Total equity and liabilities	44,354	41,390

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement – Preliminary Q4 and FY 2016 Results	10

Consolidated Statements of Cash Flows of SAP Group (IFRS)

€ millions	Q1–Q4 2016	Q1–Q4 2015
Profit after tax	3,618	3,056
Adjustments to reconcile profit after taxes to net cash flows from operating activities:
Depreciation and amortization	1,268	1,289
Income tax expense	1,230	935
Financial income, net	38	5
Decrease/increase in sales and bad debt allowances on trade receivables	51	45
Other adjustments for non-cash items	39	–2
Decrease/increase in trade and other receivables	–725	–844
Decrease/increase in other assets	–252	–313
Decrease/increase in trade payables, provisions, and other liabilities	530	757
Decrease/increase in deferred income	418	218
Interest paid	–190	–172
Interest received	79	82
Income taxes paid, net of refunds	–1,477	–1,420
Net cash flows from operating activities	4,628	3,638
Business combinations, net of cash and cash equivalents acquired	–106	–39
Cash receipts from derivative financial instruments related to business combinations	0	266
Total cash flows for business combinations, net of cash and cash equivalents acquired	–106	226
Purchase of intangible assets or property, plant, and equipment	–1,001	–636
Proceeds from sales of intangible assets or property, plant, and equipment	63	68
Purchase of equity or debt instruments of other entities	–1,625	–1,871
Proceeds from sales of equity or debt instruments of other entities	869	1,880
Net cash flows from investing activities	–1,799	–334
Dividends paid	–1,378	–1,316
Proceeds from reissuance of treasury shares	27	64
Proceeds from borrowings	400	1,748
Cash receipts from swap contracts	43	0
Total cash flows from proceeds from borrowings	443	1,748
Repayments of borrowings	–1,800	–3,852
Transactions with non-controlling interests	3	0
Net cash flows from financing activities	–2,704	–3,356
Effect of foreign currency rates on cash and cash equivalents	167	135
Net decrease/increase in cash and cash equivalents	291	83
Cash and cash equivalents at the beginning of the period	3,411	3,328
Cash and cash equivalents at the end of the period	3,702	3,411

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement – Preliminary Q4 and FY 2016 Results	11

Segment Reporting (IFRS)

Applications, Technology & Services

€ millions		Q4 2016	Q4 2015	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support	384	385	271	42	42
Software licenses	2,155	2,132	2,124	1	0
Software support	2,726	2,706	2,574	6	5
Software licenses and support	4,881	4,837	4,697	4	3
Cloud and software	5,265	5,222	4,969	6	5
Services	866	859	865	0	–1
Total segment revenue	6,130	6,081	5,833	5	4
Cost of cloud subscriptions and support	–195	–192	–134	46	44
Cost of software licenses and support	–559	–554	–572	–2	–3
Cost of cloud and software	–754	–746	–706	7	6
Cost of services	–686	–686	–659	4	4
Total cost of revenue	–1,439	–1,432	–1,364	6	5
Segment gross profit	4,691	4,649	4,469	5	4
Other segment expenses	–1,933	–1,933	–1,799	7	7
Segment profit	2,758	2,716	2,670	3	2
Margins
Cloud subscriptions and support gross margin (in %)	49	50	51	–1pp	–1pp
Gross margin (in %)	77	76	77	–0pp	–0pp
Segment margin (in %)	45	45	46	–1pp	–1pp
SAP Business Network
€ millions		Q4 2016	Q4 2015	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support	429	419	355	21	18
Software licenses	0	0	0	0	0
Software support	8	8	6	23	19
Software licenses and support	8	8	6	31	26
Cloud and software	437	426	361	21	18
Services	85	84	75	14	12
Total segment revenue	522	510	436	20	17
Cost of cloud subscriptions and support	–106	–105	–98	8	7
Cost of software licenses and support	–1	–1	0	162	162
Cost of cloud and software	–107	–105	–99	8	7
Cost of services	–69	–69	–54	30	29
Total cost of revenue	–176	–175	–152	16	15
Segment gross profit	346	335	284	22	18
Other segment expenses	–263	–263	–198	33	33
Segment profit	83	72	86	–4	–16
Margins
Cloud subscriptions and support gross margin (in %)	75	75	72	3pp	3pp
Gross margin (in %)	66	66	65	1pp	1pp
Segment margin (in %)	16	14	20	–4pp	–6pp

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement – Preliminary Q4 and FY 2016 Results	12

Applications, Technology & Services

€ millions		Q1–Q4 2016	Q1–Q4 2015	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support	1,353	1,371	932	45	47
Software licenses	4,784	4,814	4,770	0	1
Software support	10,464	10,544	9,990	5	6
Software licenses and support	15,247	15,358	14,760	3	4
Cloud and software	16,600	16,729	15,692	6	7
Services	3,319	3,358	3,271	1	3
Total segment revenue	19,920	20,087	18,963	5	6
Cost of cloud subscriptions and support	–655	–658	–444	47	48
Cost of software licenses and support	–1,942	–1,956	–1,971	–1	–1
Cost of cloud and software	–2,598	–2,614	–2,416	8	8
Cost of services	–2,669	–2,718	–2,539	5	7
Total cost of revenue	–5,266	–5,331	–4,954	6	8
Segment gross profit	14,653	14,755	14,009	5	5
Other segment expenses	–6,630	–6,724	–6,286	5	7
Segment profit	8,023	8,031	7,723	4	4
Margins
Cloud subscriptions and support gross margin (in %)	52	52	52	–1pp	–0pp
Gross margin (in %)	74	73	74	–0pp	–0pp
Segment margin (in %)	40	40	41	–0pp	–1pp

SAP Business Network

€ millions		Q1–Q4 2016	Q1–Q4 2015	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support	1,595	1,589	1,337	19	19
Software licenses	0	0	–1	–61	–58
Software support	28	28	31	–10	–11
Software licenses and support	27	27	30	–9	–10
Cloud and software	1,622	1,617	1,367	19	18
Services	303	304	249	22	22
Total segment revenue	1,925	1,920	1,616	19	19
Cost of cloud subscriptions and support	–384	–385	–336	14	15
Cost of software licenses and support	–1	–1	–1	–4	0
Cost of cloud and software	–385	–386	–337	14	15
Cost of services	–246	–249	–183	34	36
Total cost of revenue	–631	–636	–520	21	22
Segment gross profit	1,295	1,285	1,095	18	17
Other segment expenses	–957	–967	–779	23	24
Segment profit	338	317	317	7	0
Margins
Cloud subscriptions and support gross margin (in %)	76	76	75	1pp	1pp
Gross margin (in %)	67	67	68	–1pp	–1pp
Segment margin (in %)	18	17	20	–2pp	–3pp

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement – Preliminary Q4 and FY 2016 Results	13

  Reconciliation from Non-IFRS Numbers to IFRS Numbers

€ millions, unless otherwise stated					Q4 2016			Q4 2015			Δ in %
	IFRS	Adj.1)	Non-IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS1)	IFRS	Non-IFRS1)	Non-IFRS Constant Currency2)
Revenue Numbers
Cloud subscriptions and support	827	0	827	–11	816	631	1	632	31	31	29
Software licenses	2,177	0	2,177	–24	2,154	2,146	0	2,146	1	1	0
Software support	2,756	0	2,756	–20	2,737	2,600	0	2,600	6	6	5
Software licenses and support	4,933	0	4,934	–43	4,890	4,745	0	4,745	4	4	3
Cloud and software	5,760	0	5,761	–54	5,706	5,377	1	5,378	7	7	6
Services	963	0	963	–8	955	965	0	965	0	0	–1
Total revenue	6,724	0	6,724	–62	6,662	6,342	1	6,343	6	6	5

Operating Expense Numbers
Cost of cloud subscriptions and support	–371	65	–305			–304	70	–234	22	30
Cost of software licenses and support	–637	68	–570			–660	76	–583	–3	–2
Cost of cloud and software	–1,008	133	–875			–964	146	–818	5	7
Cost of services	–806	39	–767			–787	56	–731	2	5
Total cost of revenue	–1,814	172	–1,642			–1,751	203	–1,548	4	6
Gross profit	4,909	173	5,082			4,591	204	4,794	7	6
Research and development	–857	66	–791			–796	69	–727	8	9
Sales and marketing	–1,833	153	–1,680			–1,755	195	–1,560	4	8
General and administration	–277	36	–241			–281	55	–226	–1	7
Restructuring	–7	7	0			–59	59	0	–88	NA
Other operating income/expense, net	1	0	1			1	0	1	>100	>100
Total operating expenses	–4,787	435	–4,353	25	–4,328	–4,642	580	–4,061	3	7	7

Profit Numbers
Operating profit	1,936	435	2,371	–37	2,334	1,700	581	2,282	14	4	2
Other non-operating income/expense, net	–54	0	–54			–28	0	–28	91	91
Finance income	125	0	125			52	0	52	>100	>100
Finance costs	–59	0	–59			–76	0	–76	–23	–23
Financial income, net	67	0	67			–24	0	–24	<-100	<-100
Profit before tax	1,949	435	2,384			1,647	581	2,229	18	7
Income tax expense	–438	–127	–565			–369	–190	–559	19	1
Profit after tax	1,510	308	1,818			1,278	391	1,670	18	9
Attributable to owners of parent	1,513	308	1,821			1,281	391	1,673	18	9
Attributable to non-controlling interests	–2	0	–2			–3	0	–3	–18	–18

Key Ratios
Operating margin (in %)	28.8		35.3		35.0	26.8		36.0	2.0pp	–0.7pp	–0.9pp
Effective tax rate (in %)3)	22.5		23.7			22.4		25.1	0.1pp	–1.4pp
Earnings per share, basic (in €)	1.26		1.52			1.07		1.40	18	9

1) Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based payment expenses, as well as restructuring expenses.

2) Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

SAP Quarterly Statement – Preliminary Q4 and FY 2016 Results	14

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures, Adjustments and Full-Year Estimates”.

3) The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q4 2016 mainly results from tax effects of acquisition-related charges and share-based payment expenses. The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q4 2015 mainly results from tax effects of acquisition-related charges, share-based payment expenses and restructuring.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement – Preliminary Q4 and FY 2016 Results	15

€ millions, unless otherwise stated					Q1–Q4 2016			Q1–Q4 2015			Δ in %
	IFRS	Adj.1)	Non-IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non- IFRS1)	IFRS	Non-IFRS1)	Non-IFRS Constant Currency2)
Revenue Numbers
Cloud subscriptions and support	2,993	2	2,995	12	3,007	2,286	10	2,296	31	30	31
Software licenses	4,860	2	4,862	31	4,893	4,835	1	4,836	1	1	1
Software support	10,571	1	10,572	82	10,654	10,093	0	10,094	5	5	6
Software licenses and support	15,431	3	15,434	113	15,546	14,928	2	14,930	3	3	4
Cloud and software	18,424	5	18,428	125	18,553	17,214	11	17,226	7	7	8
Services	3,638	0	3,638	39	3,678	3,579	0	3,579	2	2	3
Total revenue	22,062	5	22,067	164	22,231	20,793	11	20,805	6	6	7

Operating Expense Numbers
Cost of cloud subscriptions and support	–1,301	247	–1,054			–1,022	232	–789	27	34
Cost of software licenses and support	–2,181	238	–1,943			–2,291	283	–2,008	–5	–3
Cost of cloud and software	–3,482	485	–2,997			–3,313	516	–2,797	5	7
Cost of services	–3,088	113	–2,975			–2,932	167	–2,765	5	8
Total cost of revenue	–6,570	598	–5,972			–6,245	683	–5,562	5	7
Gross profit	15,492	603	16,095			14,548	694	15,242	6	6
Research and development	–3,041	201	–2,840			–2,845	202	–2,643	7	7
Sales and marketing	–6,294	558	–5,736			–5,782	462	–5,320	9	8
General and administration	–1,005	119	–885			–1,048	116	–932	–4	–5
Restructuring	–28	28	0			–621	621	0	–96	NA
Other operating income/expense, net	–4	0	–4			1	0	1	<-100	<-100
Total operating expenses	–16,942	1,504	–15,438	–191	–15,629	–16,541	2,084	–14,457	2	7	8

Profit Numbers
Operating profit	5,121	1,508	6,629	–27	6,601	4,252	2,095	6,348	20	4	4
Other non-operating income/expense, net	–234	0	–234			–256	0	–256	–9	–9
Finance income	230	0	230			241	0	241	–4	–4
Finance costs	–268	0	–268			–246	0	–246	9	9
Financial income, net	–38	0	–38			–5	0	–5	>100	>100
Profit before tax	4,849	1,508	6,357			3,991	2,095	6,087	21	4
Income tax expense	–1,230	–477	–1,707			–935	–651	–1,586	32	8
Profit after tax	3,618	1,032	4,650			3,056	1,445	4,501	18	3
Attributable to owners of parent	3,631	1,032	4,663			3,064	1,445	4,509	18	3
Attributable to non-controlling interests	–13	0	–13			–8	0	–8	56	56

Key Ratios
Operating margin (in %)	23.2		30.0		29.7	20.5		30.5	2.8pp	–0.5pp	–0.8pp
Effective tax rate (in %)3)	25.4		26.9			23.4		26.1	1.9pp	0.8pp
Earnings per share, basic (in €)	3.03		3.89			2.56		3.77	18	3

1) Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based payment expenses, as well as restructuring expenses.

SAP Quarterly Statement – Preliminary Q4 and FY 2016 Results	16

2) Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures, Adjustments and Full-Year Estimates”.

3) The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in 2016 mainly results from tax effects of acquisition-related charges and share-based payment expenses. The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in 2015 mainly results from tax effects of acquisition-related charges, share-based payment expenses and restructuring.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement – Preliminary Q4 and FY 2016 Results	17

Non-IFRS Adjustments – Actuals and Estimates

€ millions	Estimated Amounts for Full Year 2017	Q4 2016	Q1–Q4 2016	Q4 2015	Q1–Q4 2015
Operating profit (IFRS)		1,936	5,121	1,700	4,252
Revenue adjustments	<20	0	5	1	11
Adjustment for acquisition-related charges	620 to 650	177	680	184	738
Adjustment for share-based payment expenses	770 to 1,020	251	795	338	724
Adjustment for restructuring	30 to 50	7	28	59	621
Operating expense adjustments		435	1,504	580	2,084
Operating profit adjustments		435	1,508	581	2,095
Operating profit (non-IFRS)		2,371	6,629	2,282	6,348

Non-IFRS Adjustments by Functional Areas

€ millions	Q4 2016						Q4 2015
	IFRS	Acquisition- Related	SBP1)	Restruc- turing	Non-IFRS	IFRS	Acquisition- Related	SBP1)	Restruc- turing	Non-IFRS
Cost of cloud and software	–1,008	102	31	0	–875	–964	116	30	0	–818
Cost of services	–806	3	36	0	–767	–787	6	50	0	–731
Research and development	–857	3	63	0	–791	–796	2	67	0	–727
Sales and marketing	–1,833	67	86	0	–1,680	–1,755	58	137	0	–1,560
General and administration	–277	1	34	0	–241	–281	2	54	0	–226
Restructuring	–7	0	0	7	0	–59	0	0	59	0
Other operating income/expense, net	1	0	0	0	1	1	0	0	0	1
Total operating expenses	–4,787	177	251	7	–4,353	–4,642	184	338	59	–4,061
1) Share-based Payments
€ millions	Q1–Q4 2016						Q1–Q4 2015
	IFRS	Acquisition- Related	SBP1)	Restruc- turing	Non-IFRS	IFRS	Acquisition- Related	SBP1)	Restruc- turing	Non-IFRS
Cost of cloud and software	–3,482	395	89	0	–2,997	–3,313	441	74	0	–2,797
Cost of services	–3,088	12	101	0	–2,975	–2,932	54	113	0	–2,765
Research and development	–3,041	10	191	0	–2,840	–2,845	36	166	0	–2,643
Sales and marketing	–6,294	257	301	0	–5,736	–5,782	202	260	0	–5,320
General and administration	–1,005	6	113	0	–885	–1,048	4	112	0	–932
Restructuring	–28	0	0	28	0	–621	0	0	621	0
Other operating income/expense, net	–4	0	0	0	–4	1	0	0	0	1
Total operating expenses	–16,942	680	795	28	–15,438	–16,541	738	724	621	–14,457

1) Share-based payments

SAP Quarterly Statement – Preliminary Q4 and FY 2016 Results	18

If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows:

€ millions	Q4 2016	Q1–Q4 2016	Q4 2015	Q1–Q4 2015
Cost of cloud and software	1	3	16	80
Cost of services	2	7	39	218
Research and development	3	7	–22	156
Sales and marketing	1	10	26	147
General and administration	0	1	0	20
Restructuring expenses	7	28	59	621

SAP Quarterly Statement – Preliminary Q4 and FY 2016 Results	19

Revenue by Region (IFRS and Non-IFRS)

€ millions	Q4 2016					Q4 2015			Δ in %
	IFRS	Adj.1)	Non-IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS1)	IFRS	Non-IFRS1)	Non-IFRS Constant Currency2)
Cloud subscriptions and support revenue by region
EMEA	192	0	192	3	195	142	0	142	35	35	37
Americas	550	0	550	–11	539	434	0	435	27	26	24
APJ	85	0	85	–3	82	55	0	55	54	54	48
Cloud subscriptions and support revenue	827	0	827	–11	816	631	1	632	31	31	29

Cloud and software revenue by region
EMEA	2,694	0	2,694	24	2,717	2,477	1	2,478	9	9	10
Americas	2,154	0	2,154	–48	2,106	2,059	0	2,060	5	5	2
APJ	913	0	913	–30	883	841	0	841	9	9	5
Cloud and software revenue	5,760	0	5,761	–54	5,706	5,377	1	5,378	7	7	6

Total revenue by region
Germany	999	0	999	0	999	896	0	896	11	11	11
Rest of EMEA	2,124	0	2,124	27	2,151	2,008	1	2,008	6	6	7
Total EMEA	3,123	0	3,123	27	3,150	2,904	1	2,904	8	8	8
United States	2,051	0	2,051	–40	2,012	1,971	0	1,971	4	4	2
Rest of Americas	504	0	504	–15	488	494	0	494	2	2	–1
Total Americas	2,555	0	2,555	–55	2,500	2,465	0	2,466	4	4	1
Japan	242	0	242	–26	216	190	0	190	28	28	14
Rest of APJ	804	0	804	–8	796	783	0	783	3	3	2
Total APJ	1,046	0	1,046	–35	1,011	973	0	973	8	8	4
Total revenue	6,724	0	6,724	–62	6,662	6,342	1	6,343	6	6	5

1) Adjustments in the revenue line items are for support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

2) Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement – Preliminary Q4 and FY 2016 Results	20

€ millions	Q1–Q4 2016					Q1–Q4 2015			Δ in %
	IFRS	Adj.1)	Non-IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS1)	IFRS	Non-IFRS1)	Non-IFRS Constant Currency2)
Cloud subscriptions and support revenue by region
EMEA	703	0	704	14	717	507	1	508	39	38	41
Americas	2,000	1	2,001	1	2,002	1,579	8	1,587	27	26	26
APJ	290	0	290	–2	288	200	0	201	45	44	43
Cloud subscriptions and support revenue	2,993	2	2,995	12	3,007	2,286	10	2,296	31	30	31

Cloud and software revenue by region
EMEA	8,193	1	8,193	167	8,360	7,622	2	7,623	7	7	10
Americas	7,366	4	7,370	–7	7,364	6,929	9	6,938	6	6	6
APJ	2,865	0	2,865	–36	2,829	2,663	0	2,664	8	8	6
Cloud and software revenue	18,424	5	18,428	125	18,553	17,214	11	17,226	7	7	8

Total revenue by region
Germany	3,034	0	3,034	0	3,033	2,771	0	2,771	9	9	9
Rest of EMEA	6,721	1	6,722	194	6,915	6,409	2	6,411	5	5	8
Total EMEA	9,755	1	9,755	193	9,949	9,181	2	9,183	6	6	8
United States	7,167	4	7,172	–27	7,145	6,750	9	6,759	6	6	6
Rest of Americas	1,763	0	1,763	35	1,799	1,678	0	1,678	5	5	7
Total Americas	8,931	4	8,935	9	8,944	8,428	9	8,437	6	6	6
Japan	825	0	825	–88	737	667	0	668	24	24	10
Rest of APJ	2,552	0	2,552	50	2,601	2,517	0	2,517	1	1	3
Total APJ	3,377	0	3,377	–38	3,339	3,185	0	3,185	6	6	5
Total revenue	22,062	5	22,067	164	22,231	20,793	11	20,805	6	6	7

1) Adjustments in the revenue line items are for support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

2) Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement – Preliminary Q4 and FY 2016 Results	21

Employees by Region and Functional Areas

	31.12.2016				31.12.2015
Full-time equivalents	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	6,406	4,184	5,412	16,002	6,095	3,920	4,976	14,991
Services	6,535	4,119	3,967	14,621	6,482	3,812	3,574	13,868
Research and development	10,525	4,860	7,977	23,363	9,676	4,233	7,029	20,938
Sales and marketing	8,542	8,999	4,435	21,977	7,683	7,766	3,974	19,422
General and administration	2,629	1,746	1,018	5,393	2,434	1,653	937	5,024
Infrastructure	1,584	788	454	2,827	1,535	783	425	2,743
SAP Group (December 31)	36,222	24,696	23,265	84,183	33,906	22,166	20,914	76,986
Thereof acquisitions 1)	37	172	0	209	73	0	0	73
SAP Group (average twelve months)	34,932	23,532	22,145	80,609	33,561	21,832	19,788	75,180
1) Acquisitions closed between January 1 and December 31 of the respective year.

SAP Quarterly Statement – Preliminary Q4 and FY 2016 Results	22

Additional Information

General Remarks About this Quarterly Statement

Until 2015, SAP’s quarterly earnings reporting consisted of an earnings press release with condensed financial information and an interim report. This quarterly statement replaces both of these documents and includes all relevant information of both of these documents. Starting in 2016, we issue a quarterly statement for each of the four fiscal quarters. Additionally, we issue a half year report and a full year integrated report as before.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures see Explanation of Non-IFRS Measures online.

2016 Integrated Report and Annual Report

SAP’s 2016 Integrated Report and Annual Report to Shareholders and 2016 Annual Report on Form 20-F are scheduled to be published on February 28, 2017, and will be available for download at www.sap.com/investor.

Webcast

SAP senior management will host a press conference in Walldorf today at 10:00 AM (CET) /9:00 AM (GMT) / 4:00 AM (Eastern) / 1:00 AM (Pacific), followed by a financial analyst conference call at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). Both conferences will be webcast live on the Company’s website at www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the full-year and quarterly results can be found at www.sap.com/investor.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 345,000 business and public sector customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

For more information, financial community only:
Stefan Gruber	+49 (6227) 7-44872	investor@sap.com, CET
Follow SAP Investor Relations on Twitter at @sapinvestor.

For more information, press only:
Nicola Leske	+49 (6227) 7-50852	nicola.leske@sap.com, CET
Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET
Rajiv Sekhri	+49 (6227) 7-74871	rajiv.sekhri@sap.com, CET

For customers interested in learning more about SAP products:
Global Customer Center:	+49 180 534-34-24
United States Only:	+1 (800) 872-1SAP (+1-800-872-1727)

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SAP Quarterly Statement – Preliminary Q4 and FY 2016 Results	23